SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: February 17, 2015

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On February 10, 2015, Navios Maritime Partners L.P. (“Navios Partners”) amended its existing Management Agreement with Navios ShipManagement Inc. (the “Management Agreement Amendment”), a subsidiary of Navios Maritime Holdings Inc., to fix the fees for ship management services of its owned fleet at a daily rate of $8,500 per very large Container vessel of more than 13,000 TEUs effective from the date of delivery of such vessel to Navios Partners’ fleet through December 31, 2015. Drydocking expenses under this agreement will be reimbursed at cost upon occurrence for each Vessel. The Management Agreement Amendment is attached hereto as Exhibit 10.1 to this Report and is incorporated herein by reference.

On January 26, 2015, Dune Shipping Corp., a wholly-owned subsidiary of Navios Partners, entered into a guarantor joinder agreement to the credit agreement, dated as of June 27, 2013, among Navios Partners, Navios Partners Finance (US) Inc. (together with Navios Partners, the “Borrowers”), the guarantors from time to time party thereto, the lenders from time to time party thereto and Morgan Stanley Senior Funding, Inc., as Administrative Agent (as amended by that certain Incremental Amendment No. 1 dated October 31, 2013 and by that certain Incremental Amendment No. 2 dated November 1, 2013, the “Credit Agreement”), pursuant to which Dune Shipping Corp. was added as a guarantor of the obligations of the Borrowers under the Credit Agreement and related loan documents.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-192176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: February 17, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Amendment No. 5, dated February 10, 2015, to the Management Agreement, dated November 16, 2007, between Navios Maritime Partners L.P. and Navios ShipManagement Inc.